Exhibit 99.1

NEWS RELEASE

Toronto, June 25, 2024

Triple Flag Publishes 2023 Sustainability Report

Triple Flag Precious Metals Corp. (with its subsidiaries, “Triple Flag” or the “Company”) (TSX: TFPM, NYSE: TFPM) today announced the publication of its 2023 Sustainability Report, showcasing the Company’s sustainability approach, governance, and performance.

The Report is available to view under the ESG section of the Company's website at www.tripleflagpm.com.

Shaun Usmar, Chief Executive Officer of Triple Flag, said:

“2023 was an exceptional year for Triple Flag’s sustainability initiatives – a perfect complement to our corporate achievements, highlighted by the acquisition of Maverix Metals and nearly $700 million in completed deals. We prioritize responsible mining practices when targeting and conducting due diligence for deal opportunities with potential mining partners, and foster strong relationships with local communities and stakeholders, by enhancing our mining partners’ privilege to operate where we can play a constructive role. Through initiatives such as the Triple Flag Scholarship and Bursary programs, our commitment to reduce emissions through the Science-Based Target initiative (SBTi), and a culture of open communication within our team, we actively attempt to create value beyond merely being a capital provider with our mining partners and position ourselves as leaders in sustainable corporate practices. I am immensely proud of our growth to date and want to thank our team and partners for all their valuable contributions.”

2023 Sustainability Highlights

•	Offsetting all scope 1, 2, and 3 emissions to remain carbon neutral since inception.

•	Achieving an inaugural rating of AA in the MSCI ESG Ratings assessment, while improving our Sustainalytics ranking to 3rd out of 117 companies in the precious metals industry and within the top 2% of over 15,000 companies worldwide.

•	Setting a target of 50% scope 2 emission reduction by 2030 (from a 2018 baseline), validated by the SBTi.

•	Investing nearly $470,000 in specific initiatives to support underrepresented communities near our operator’s producing assets.

•	Helping communities surrounding our mining partners’ operations access a total of $300,000 in funding from the World Gold Council by nominating local initiatives focused on poverty reduction.

•	Receiving an award for Best Company in Social Responsibility (Mid-Cap) by ESG Investing.

About Triple Flag

Triple Flag is a pure play, precious-metals-focused streaming and royalty company. We offer bespoke financing solutions to the metals and mining industry with exposure primarily to gold and silver in the Americas and Australia, with a total of 234 assets, including 15 streams and 219 royalties. These investments are tied to mining assets at various stages of the mine life cycle, including 32 producing mines and 202 development and exploration stage projects. Triple Flag is listed on the Toronto Stock Exchange and New York Stock Exchange, under the ticker “TFPM”.

Contact Information

Investor Relations:

David Lee

Vice President, Investor Relations

Tel: +1 (416) 304-9770

Email: ir@tripleflagpm.com

Media:

Gordon Poole, Camarco

Tel: +44 (0) 7730 567 938

Email: tripleflag@camarco.co.uk

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